UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

A Blue Egg Corporation

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 20, 2006

Physical Address of Issuer:

230 Park Ave., 3rd Floor–West, New York, NY 10169

Website of Issuer:

www.ablueegg.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$16,386.14	$233,366
Cash & Cash Equivalents	$6,779.77	$3,211
Accounts Receivable	$0	$0
Inventory	$11,000	$11,000
Short-term Debt	$254,246.06	$397,073
Long-term Debt	$0	$0
Revenues/Sales	$181,012.32	$134,886
Cost of Goods Sold	$43,219.67	$2,281
Taxes Paid	$224.92	$0
Net Income	($196)	$16,624

Under RW Home LLC


April 27, 2022

FORM C-AR

A BLUE EGG CORPORATION




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by A Blue Egg Corporation, a Delaware corporation ("**Blue Egg**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ablueegg.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

A Blue Egg Corporation is a holding company incorporated in Delaware as a corporation on June 20, 2006.

The Company is located at 230 Park Ave., 3rd Floor–West, New York, NY 10169.

The Company's website is www.ablueegg.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally.

The Company conducts its business through its wholly-owned subsidiaries, RW Home LLC, a Delaware limited liability company formed on January 8, 2007 ("**RW Home**"); Clean Design Home Inc., a Delaware corporation incorporated on October 4, 2021 ("**Clean Design Home**"); and Grenier Holdings LLC, a Delaware limited liability company formed on June 29, 2020 ("**Grenier Holdings**").

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/blue-egg-corp.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The interior design industry might be affected by general economic decline and this could adversely affect our operating results and could lead to lower revenues than expected.

The interior design industry might be affected by general economic decline. Any downturn or delay in growth of the housing market may materially and detrimentally affect this offering or the results of our operations. We expect that this could also lead to lower revenues than expected in which case the value of the Company would likely decline and the Company's revenue would be adversely affected.

The construction of modular homes industry is highly competitive, and such competition may increase the adverse effects of industry conditions, including the consolidation of the industry.

We operate in a very competitive environment characterized by competition from numerous local, regional and national home builders. We may compete for financing, raw materials and skilled management and labor resources. A decline in modular home construction could adversely affect demand for our modular units and our results of operations. Increased competition could require us to further increase our selling incentives and/or reduce our prices, which could negatively affect our profits. We may be unable to successfully expand into or compete in the markets in new geographic areas. In addition, while we believe our strategies may improve our competitive position by potentially expediting reviews and approvals by state and local building departments and certifying our specific quality control and design acceptance criteria, there is no assurance that it will have the desired impact.

There can be no assurance that our modular home construction and design techniques and expertise will achieve market acceptance and grow; thus, the future of our business and the modular home industry as a whole is uncertain.

There can be no assurance that we will achieve market acceptance for our technology and expertise or that the modular home construction design market will grow. Our business may be disrupted by the introduction of new products and services and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for the future development and marketing of our products and services. Although our modular home construction services have particular applications in a wide variety of market segments, there is no assurance that we will be able to expand our relationship within such market segments or, even if we do, that general market acceptance for our technology and expertise or our modular home designs will continue to increase.

Government regulations and legal challenges may delay the start or completion of our modular home design projects, increase our expenses or limit our modular home design services, which could have a negative impact on our operations.

Various domestic rules and regulations concerning building, zoning, sales and similar matters apply to and/or affect the modular home design industry. Governmental regulation affects construction activities, as well as sales activities, mortgage lending activities and other dealings with consumers. These industries also have experienced an increase in state and local legislation in the United States and regulations that limit the availability or use of land. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which restrict the number of building permits available in a given year. In addition, we may be required to apply for additional approvals or modify any then-existing approvals because of changes in local circumstances or applicable law. If governments in locations in which we operate take actions like the ones described, they could adversely affect our business by causing delays, increasing our costs or limiting our ability to operate in those areas. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed projects, whether brought by governmental authorities or private parties. Failure to comply with laws or regulations applicable to or affecting us, or the passage in the future of new and more stringent laws affecting us, may adversely affect our financial condition or results of operations.

The dangers inherent in our operations, such as disruptions to facilities and project sites, and the limits on insurance coverage could expose us to potentially significant liability costs and materially interfere with the performance of our operations.

Modular construction involves operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations, including, but not limited to, natural or man-made disruptions to our facilities and project sites. The failure of such structures during and after installation can result in similar injuries and damages. There can be no assurance that we will be able to obtain or maintain adequate insurance at rates we consider reasonable, or that any insurance coverage will be adequate to cover future claims that may arise. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance that covers risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Decreases in the construction of modular and manufactured homes could adversely affect our business, financial condition, results of operations and cash flows.

Concerns over the affordability of housing increase due to rising mortgage interest rates or home prices may impact consumer's decision to purchase modular or manufactured homes. To the extent these types of homes become less popular among homebuyers, it may reduce our construction and design activity.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of (i) 12,000,000 shares of common stock, of which 2,426,243 shares of Class A Common Stock are issued and outstanding and 2,130,000 shares of Class B Common Stock are issued and outstanding, and (ii) 2,000,000 shares of preferred stock. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Robin Wilson created a licensed brand over the past 20 years that has focused on eco-conscious products from the foundation to the furnishings. Recently, she was selected as one of the INC magazine 'Top 100 Female Founders' (2020) and her newly trademarked brand, CLEAN DESIGN HOME was licensed by WestPoint Home and will be the first Black textile brand launched internationally at retail in the US, UK and Japan. Additionally, her firm is working with a hotel group to handle procurement and interior design. She has also begun to license the brand for textiles, furniture and modular home designs. She will announce in 2022 that she is working with a developer on a 100-acre subdivision in Texas. This conglomerate focuses on 'everything home' for hypoallergenic and eco-friendly products.

Business Plan

According to McKinsey & Company, "*We estimate the global wellness market at more than $1.5 trillion, with annual growth of 5 to 10 percent.*" We have been licensed to WestPoint Home, one of the largest manufacturers and distributors of textiles globally. The bedroom linen segment led the global market with a value of $32.13 billion in 2018. Bedspreads, blankets, and pillows and pillow covers were the highest selling products, which helped the segment maintain the dominant position in the market. The bathroom linen segment is expected to register the fastest compound annual growth rate ("**CAGR**") of 5.02% over the forecast period. The global home textile market size is expected to gain market growth in the forecast period of 2021 to 2025, with a CAGR of 2.9% and is expected to reach $174 billion by 2025, from USD $155.5 billion in 2021.

We have an exclusive launch at Macy's in January 2022, followed by a show on a home shopping channel in February 2022, and a global launch in the United Kingdom and Japan markets. As we expand brand awareness, we will continue to license the Company to other categories that focus on the home and hypoallergenic sector.

In addition, we have partnered to build a residential subdivision with a luxury builder who is planning to license the Company for the designs. Our holistic approach will ensure that our products are sold at retail, online and will be photographed in design magazines and featured in model homes for developers. Plus, we have hospitality clients who have used the Company to procure their textiles, resulting in large injections of orders and cash flow. Our business is profitable and will only grow in brand awareness.

The Company's Products and/or Services

Product / Service		Description	Current Market
RW HOME		Interior Design and Intellectual property (publishing, speaking)	Interior design: Direct-to-consumer market (homeowners) and Direct-to-business market (hotels) Publishing/Speaking: Direct-to-consumer
CLEAN DESIGN HOME		Licensing across categories	Direct-to-consumer market across demographics
GRENIER HOLDINGS		Real estate development	Concept design: Direct-to-Consumer Modular design: Direct-to-Business

Competition

The markets in which our products and services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products and services, we compete against other brands.

Several key competitors in the marketplace have the advantage of prior funding to build their brands, and they have direct-to-consumer web and retail storefront operations. The company addresses the gap not served well by other brands - affordability. Our hypoallergenic, eco-friendly options are sold in multiple venues and the CLEAN DESIGN HOME brand has begun to resonate in the marketplace for both licensing and recognition by consumers. We find that our website traffic is by multigenerational retail consumer demographic since 60 million Americans suffer from asthma or allergies. The other players include: Brooklinen, Coyuchi, Parachute, Claritin – however, our brand is marketable in multiple categories.

Customer Base

We generate revenue from three areas: direct to consumer (interior design, online sales), direct to business (licensed products to hotels) and cross-category with our interior design and hotel procurement.

Supply Chain

Our licensing partners manage the manufacturing, distribution and supply chain, resulting in little to no inventory. We maintain some limited items to send to media who wish to receive samples – with the resulting exposure benefitting the Company.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6336794*	CLEAN DESIGN HOME	SERVICE MARK	6/23/2020	4/27/2021	UNITED STATES
90777237*	LOGO	SERVICE MARK	6/16/2021	N/A	UNITED STATES

*Registrant is RW Home, a wholly-owned subsidiary of the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robin Wilson	Founder, Director and Chief Executive Officer	CEO, RW Home LLC (2018-Present), primarily responsible for the Company's strategy, management, fiscal and budgetary planning.	New York University (2003) and University of Texas at Austin (1992)
Charlene Jackson	Director	Global Chief Diversity, Equity & Inclusion Officer, Iron Mountain (2021 – present); National Director Affiliate Services, Girls Inc., (2017-2021), in each instance, primarily responsible for Human Resources, management, compliant and strategic planning.	Harvard Law School, JD (1990); Claremont Graduate University, MBA (1987); Claremont McKenna College, BA (1987)
Nora Ryan	Director	Executive Director, Kings County Tennis League (2021); Former Chief of Staff, EVP, and EPIX of MGM Studios (2009-2019), in each instance, primarily responsible for media, strategy and oversight services.	Columbia University (1981) and Western Michigan University (1977)
James Offutt	Director	Previous Executive Vice President, COACH (Retired for the last 3 years).	University of Alabama (Attended)

Biographical Information

Robin Wilson:
Chief Executive Officer of RW Home LLC from 2018 to Present. Robin obtained a Masters in Real Estate Finance from New York University in 2003 and a Bachelor of Arts from the University of Texas at Austin in 1992.

Charlene Jackson:
Management Executive with a unique blend of Fortune 100, entrepreneurial and nonprofit experience. Skilled at leading transformational culture change, developing and implementing impactful diversity, equity and inclusion strategies, effecting and managing change in complex organizations, translating strategic vision into tactical implementation, managing multiple and competing priorities, achieving growth objectives, driving operational excellence, providing excellent internal and external client service, building strong management teams, and promoting a culture that embraces integrity, excellence, innovation, client service, inclusion and professionalism.

Iron Mountain, Global Chief Diversity, Equity & Inclusion Officer: Member of the global leadership team charged with developing the company's global DEI strategy focused on embedding a culture of belonging that attracts and engages world-class diverse talent, while setting a standard of excellence that deepens the company's commitment through tangible and equitable business practices and outcomes throughout its global business. Spearheading the process of reviewing and revising the systems, policies, processes and practices to ensure our structures facilitate inclusiveness that enable employees to bring their authentic selves to do their best work

GIRLS INC. – National Director Affiliate Services: Member of the executive management team of Girls Inc., a nonprofit organization that inspires all girls to be "Strong, Smart, and Bold" through direct service and advocacy. The organization equips girls with the skills to navigate through economic, gender, and social barriers and to grow up as independent individuals. Girls Inc. serves over 150,000 girls through 77 affiliate organizations in the U.S. and Canada.

Nora Ryan:
Nora is currently the Executive Director of Kings County Tennis League. She was the Former Chief of Staff, Executive Vice President, and EPIX of MGM Studios from 2009 to 2019. Nora obtained an MBA from Columbia University in 1981 and a Bachelor of Arts from Western Michigan University in 1977.

James Offutt:
James was the previous Executive Vice President at COACH. He is currently retired.
University of Alabama, Attended

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robin Wilson	Founder, Director and Chief Executive Officer	CEO, RW Home LLC (2018-Present), primarily responsible for the Company's strategy, management, fiscal and budgetary planning.	New York University (2003) and University of Texas at Austin (1992)

Biographical Information

Robin Wilson:
Chief Executive Officer, RW Home LLC, from 2018 to Present. Robin obtained a Masters in Real Estate Finance from New York University in 2003 and a Bachelor of Arts from the University of Texas at Austin in 1992.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Certificate of Incorporation further provides, "(a) To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision" and "(b) The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the corporation or any predecessor of the corporation to the same extent as permitted under subparagraph (a) above."

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share, consisting of 9,500,000 shares of Class A Common Stock (the "**Class A Common Stock**") and 2,500,000 shares of Class B Common Stock (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**") and 2,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	2,426,243
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	43.61%

Type	Class B Common Stock
Amount Outstanding	2,130,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	38.28%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2007 Stock Purchase and Option Plan
Amount Authorized / Amount Outstanding	1,000,000 / 44,500
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the number of shares reserved in the option pool which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.97%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Legal Bills
Creditor	Patterson Belknap Webb Tyler
Amount Outstanding	$250,000
Interest Rate and Amortization Schedule	None
Description of Collateral	Non-collateralized
Other Material Terms	None
Maturity Date	None
Date Entered Into	Various

Type	Accounting Fees
Creditor	Steven Del Santo, CPA
Amount Outstanding	$13,425
Interest Rate and Amortization Schedule	None
Description of Collateral	Non-collateralized
Other Material Terms	None
Maturity Date	None

Date Entered Into	Various

Type	Business Line of Credit
Creditor	Bank of America
Amount Outstanding	$6,000
Interest Rate and Amortization Schedule	Various
Description of Collateral	Non-collateralized
Other Material Terms	45-day revolving credit card with no interest on charges for the first 45 days
Maturity Date	None
Date Entered Into	2020

Type	Unsecured Loan
Creditor	Shareholder
Amount Outstanding	$91,954
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None
Date Entered Into	2019

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Robin Wilson	2,224,454 shares of Class A Common Stock 2,130,000 shares of Class B Common Stock	95.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

A Blue Egg Corporation (the "**Company**") was incorporated on June 20, 2006 under the laws of the State of Delaware, and is headquartered in New York, NY.

The Company conducts its business through its wholly-owned subsidiaries, RW Home LLC, a Delaware limited liability company formed on January 8, 2007 ("**RW Home**"); Clean Design Home Inc., a Delaware corporation incorporated on October 4, 2021 ("**Clean Design Home**"); and Grenier Holdings, LLC, a Delaware limited liability company formed on June 29, 2020 ("**Grenier Holdings**"). Our financial statements include the financial results of RW Home and Grenier Holdings.

Liquidity and Capital Resources

The Company's offering pursuant to Regulation CF is presently scheduled to close as of May 1, 2022.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have not made any issuances of securities within the last three years. See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any qualifying transactions with related persons during the relevant period, except as follows:

- At various times in 2020 and 2019, the Company provided advances to its Chief Executive Officer and Director, Robin Wilson, without any formal repayment terms. AS of December 31, 2020 and December 31, 2019, cumulative advances totaled $210,561 and $188,804, respectively. These advances have no interest rate or specific maturity date.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Robin Wilson Robin Wilson

(Signature)

Robin Wilson

(Name)

Chief Executive Officer

(Title)

04 / 27 / 2022

(Date)

I, Robin Wilson, the Chief Executive Officer of A Blue Egg Corporation, certify that the financial statements of Blue Egg Corporation included in this Form are true and complete in all material respects.

/s/ Robin Wilson Robin Wilson

(Signature)

Robin Wilson

(Name)

Chief Executive Officer

(Title)

04 / 27 / 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robin Wilson   *Robin Wilson*
_____
(Signature)

Robin Wilson
_____
(Name)

Director
_____
(Title)

04 / 27 / 2022
_____
(Date)

/s/ Nora Ryan   *Nora Ryan*
_____
(Signature)

Nora Ryan
_____
(Name)

Director
_____
(Title)

04 / 28 / 2022
_____
(Date)

/s/ James Offutt

(Signature)

James Offutt

(Name)

Director

(Title)

04 / 27 / 2022

(Date)

/s/ Charlene Jackson

(Signature)

Charlene Jackson

(Name)

Director

(Title)

04 / 27 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

A Blue Egg Corporate - A Holding Company
Balance Sheet
As of December 31, 2021

	Jan 31, 21	Feb 28, 21	Mar 31, 21	Apr 30, 21	May 31, 21	Jun 30, 21
ASSETS						
Current Assets						
Checking/Savings						
1000 · ABE Exp Acct - No 5775	17.55	13.55	13.55	22.55	6.55	40.55
Total Checking/Savings	17.55	13.55	13.55	22.55	6.55	40.55
Total Current Assets	17.55	13.55	13.55	22.55	6.55	40.55
Fixed Assets						
1100 · Furniture and Fixtures	7,094.52	7,094.52	7,094.52	7,094.52	7,094.52	7,094.52
1150 · Accumulated Depreciation	-5,746.00	-5,746.00	-5,746.00	-5,746.00	-5,746.00	-5,746.00
Total Fixed Assets	1,348.52	1,348.52	1,348.52	1,348.52	1,348.52	1,348.52
TOTAL ASSETS	1,366.07	1,362.07	1,362.07	1,371.07	1,355.07	1,389.07
LIABILITIES & EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 · Accounts Payable	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31
Total Accounts Payable	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31
Other Current Liabilities						
Inter-Co Account Transactions	630,110.85	630,140.85	630,140.85	630,165.85	630,165.85	630,215.85
Shareholder Loan - RW	1,350.99	1,350.99	1,350.99	1,350.99	1,350.99	1,350.99
Payroll Liabilities	58,860.12	58,860.12	58,860.12	58,860.12	58,860.12	58,860.12
Total Other Current Liabilities	690,321.96	690,351.96	690,351.96	690,376.96	690,376.96	690,426.96
Total Current Liabilities	928,432.27	928,462.27	928,462.27	928,487.27	928,487.27	928,537.27
Long Term Liabilities						
Loans From Stockholders	29,500.00	29,500.00	29,500.00	29,500.00	29,500.00	29,500.00
Accrued Interest	-250.00	-250.00	-250.00	-250.00	-250.00	-250.00
Total Long Term Liabilities	29,250.00	29,250.00	29,250.00	29,250.00	29,250.00	29,250.00
Total Liabilities	957,682.27	957,712.27	957,712.27	957,737.27	957,737.27	957,787.27
Equity						
Capital Stock	73,227.42	73,227.42	73,227.42	73,227.42	73,227.42	73,227.42
3000 · Opening Balance Equity	-321,397.65	-321,397.65	-321,397.65	-321,397.65	-321,397.65	-321,397.65
Paid-In Capital - Additional	205,254.48	205,254.48	205,254.48	205,254.48	205,254.48	205,254.48
3001 · Retained Earnings	-913,382.45	-913,382.45	-913,382.45	-913,382.45	-913,382.45	-913,382.45
Net Income	-18.00	-52.00	-52.00	-68.00	-84.00	-100.00
Total Equity	-956,316.20	-956,350.20	-956,350.20	-956,366.20	-956,382.20	-956,398.20
TOTAL LIABILITIES & EQUITY	1,366.07	1,362.07	1,362.07	1,371.07	1,355.07	1,389.07

A Blue Egg Corporate - A Holding Company
Balance Sheet
As of December 31, 2021

	Jul 31, 21	Aug 31, 21	Sep 30, 21	Oct 31, 21	Nov 30, 21	Dec 31, 21
ASSETS						
Current Assets						
Checking/Savings						
1000 · ABE Exp Acct - No 5775	24.55	56.55	190.55	174.55	158.55	142.55
Total Checking/Savings	24.55	56.55	190.55	174.55	158.55	142.55
Total Current Assets	24.55	56.55	190.55	174.55	158.55	142.55
Fixed Assets						
1100 · Furniture and Fixtures	7,094.52	7,094.52	7,094.52	7,094.52	7,094.52	7,094.52
1150 · Accumulated Depreciation	-5,746.00	-5,746.00	-5,746.00	-5,746.00	-5,746.00	-5,746.00
Total Fixed Assets	1,348.52	1,348.52	1,348.52	1,348.52	1,348.52	1,348.52
TOTAL ASSETS	1,373.07	1,405.07	1,539.07	1,523.07	1,507.07	1,491.07
LIABILITIES & EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
2000 · Accounts Payable	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31
Total Accounts Payable	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31	238,110.31
Other Current Liabilities						
Inter-Co Account Transactions	630,215.85	630,263.85	630,413.85	630,413.85	630,413.85	630,413.85
Shareholder Loan - RW	1,350.99	1,350.99	1,350.99	1,350.99	1,350.99	1,350.99
Payroll Liabilities	58,860.12	58,860.12	58,860.12	58,860.12	58,860.12	58,860.12
Total Other Current Liabilities	690,426.96	690,474.96	690,624.96	690,624.96	690,624.96	690,624.96
Total Current Liabilities	928,537.27	928,585.27	928,735.27	928,735.27	928,735.27	928,735.27
Long Term Liabilities						
Loans From Stockholders	29,500.00	29,500.00	29,500.00	29,500.00	29,500.00	29,500.00
Accrued Interest	-250.00	-250.00	-250.00	-250.00	-250.00	-250.00
Total Long Term Liabilities	29,250.00	29,250.00	29,250.00	29,250.00	29,250.00	29,250.00
Total Liabilities	957,787.27	957,835.27	957,985.27	957,985.27	957,985.27	957,985.27
Equity						
Capital Stock	73,227.42	73,227.42	73,227.42	73,227.42	73,227.42	73,227.42
3000 · Opening Balance Equity	-321,397.65	-321,397.65	-321,397.65	-321,397.65	-321,397.65	-321,397.65
Paid-In Capital - Additional	205,254.48	205,254.48	205,254.48	205,254.48	205,254.48	205,254.48
3001 · Retained Earnings	-913,382.45	-913,382.45	-913,382.45	-913,382.45	-913,382.45	-913,382.45
Net Income	-116.00	-132.00	-148.00	-164.00	-180.00	-196.00
Total Equity	-956,414.20	-956,430.20	-956,446.20	-956,462.20	-956,478.20	-956,494.20
TOTAL LIABILITIES & EQUITY	1,373.07	1,405.07	1,539.07	1,523.07	1,507.07	1,491.07

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
1000 · ABE Exp Acct - No 5775						
Check	01/04/2021	eft	Bank ofAmerica		5000 · Bank S...	
Deposit	01/06/2021			Deposit	2400 · Due To/...	35.00
Deposit	02/10/2021			Deposit	2400 · Due To/...	30.00
Check	02/10/2021	eft	Bank ofAmerica		5000 · Bank S...	
Check	02/10/2021	eft	Bank ofAmerica		5000 · Bank S...	
Deposit	04/02/2021			Deposit	2400 · Due To/...	25.00
Check	04/02/2021			Service Charge	5000 · Bank S...	
Check	05/02/2021			Service Charge	5000 · Bank S...	
Check	06/02/2021			Service Charge	5000 · Bank S...	
Deposit	06/04/2021			Deposit	2400 · Due To/...	50.00
Check	07/02/2021			Service Charge	5000 · Bank S...	
Transfer	08/02/2021			Funds Transfer	2400 · Due To/...	48.00
Check	08/02/2021			Service Charge	5000 · Bank S...	
Transfer	09/02/2021			Funds Transfer	2400 · Due To/...	150.00
Check	09/02/2021			Service Charge	5000 · Bank S...	
Check	10/02/2021			Service Charge	5000 · Bank S...	
Check	11/02/2021			Service Charge	5000 · Bank S...	
Check	12/02/2021			Service Charge	5000 · Bank S...	

Total 1000 · ABE Exp Acct - No 5775   338.00

1001 · ABE Money Market No- 5083
Total 1001 · ABE Money Market No- 5083

ABE Operating Account
Total ABE Operating Account

1002 · ABE Payroll Account - 8344
Total 1002 · ABE Payroll Account - 8344

1003 · Petty Cash
Total 1003 · Petty Cash

RWHome-Operating Income (delete
Total RWHome-Operating Income (delete

RWHome-Payroll Account (deleted
Total RWHome-Payroll Account (deleted

1300 · Accounts Receivable
Total 1300 · Accounts Receivable

Credit Card Receivables (delete
Total Credit Card Receivables (delete

1301 · Undeposited Funds
Total 1301 · Undeposited Funds

1100 · Furniture and Fixtures
Total 1100 · Furniture and Fixtures

1150 · Accumulated Depreciation
Total 1150 · Accumulated Depreciation

1200 · Security Deposit
Total 1200 · Security Deposit

2000 · Accounts Payable
Total 2000 · Accounts Payable

Inter-Co Account Transactions
  DUE TO/FROM
  Total DUE TO/FROM

2403 · Due To/From RWD (8360)
Total 2403 · Due To/From RWD (8360)

2402 · Due To/From RWH (0749)
Total 2402 · Due To/From RWH (0749)

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
2401 · Due To/From RWH (6535)						
Total 2401 · Due To/From RWH (6535)						
2400 · Due To/From RWH (2051)						
Deposit	01/06/2021		I/C RW Home	Deposit	1000 · ABE Ex...	
Deposit	02/10/2021		I/C RW Home	Deposit	1000 · ABE Ex...	
Deposit	04/02/2021		I/C RW Home	Deposit	1000 · ABE Ex...	
Deposit	06/04/2021		I/C RW Home	Deposit	1000 · ABE Ex...	
Transfer	08/02/2021			Funds Transfer	1000 · ABE Ex...	
Transfer	09/02/2021			Funds Transfer	1000 · ABE Ex...	
Total 2400 · Due To/From RWH (2051)						0.00
2322 · Due To/From Inter-Companies						
Total 2322 · Due To/From Inter-Companies						
Inter-Co Account Transactions - Other						
Total Inter-Co Account Transactions - Other						
Total Inter-Co Account Transactions						0.00
Shareholder Loan - RW						
Loan from Robin Wilson						
Total Loan from Robin Wilson						
3900 · Shareholder Distributions						
Total 3900 · Shareholder Distributions						
Owners Draw						
Total Owners Draw						
Shareholder Loan - RW - Other						
Total Shareholder Loan - RW - Other						
Total Shareholder Loan - RW						
Accrued Expenses						
Total Accrued Expenses						
Other Current Liabilities						
Patterson Belknap Webb & Tyler						
Total Patterson Belknap Webb & Tyler						
Garvey Schubert Barer						
Total Garvey Schubert Barer						
Salibello & Broder						
Total Salibello & Broder						
Other Current Liabilities - Other						
Total Other Current Liabilities - Other						
Total Other Current Liabilities						
Payroll Liabilities						
2001-A · IRS Abated Portion						
Total 2001-A · IRS Abated Portion						
2001 · Federal Taxes (941/944)						
Total 2001 · Federal Taxes (941/944)						
2002 · IRS - Installment Payments						
Total 2002 · IRS - Installment Payments						
Federal Unemployment (940)						
Total Federal Unemployment (940)						
Health Insurance						
Total Health Insurance						

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
NJ Income Tax						
Total NJ Income Tax						
2004 · NYS Employment Taxes						
Total 2004 · NYS Employment Taxes						
NYS Income Tax						
Total NYS Income Tax						
Payroll Liabilities - Other						
Total Payroll Liabilities - Other						_____
Total Payroll Liabilities						
Loans From Stockholders						
2300 · Treadwell, Leah						
Total 2300 · Treadwell, Leah						
2200 · Nora Ryan						
Total 2200 · Nora Ryan						
2100 · Knight, Hope						
Total 2100 · Knight, Hope						
Loans From Stockholders - Other						
Total Loans From Stockholders - Other						_____
Total Loans From Stockholders						
Accrued Interest						
Bachman						
Total Bachman						
Harvey						
Total Harvey						
Knight						
Total Knight						
Offut						
Total Offut						
Treadwell						
Total Treadwell						
Accrued Interest - Other						
Total Accrued Interest - Other						_____
Total Accrued Interest						
Loan - Director						
2600 · Offutt, Jim						
Total 2600 · Offutt, Jim						
Loan - Director - Other						
Total Loan - Director - Other						_____
Total Loan - Director						
RK YR END ADJ-Suspense acct						
Total RK YR END ADJ-Suspense acct						
Capital Stock						
3100 · Bachman, Virginia						
Total 3100 · Bachman, Virginia						
3200 · Dorsey, Cheryl						
Total 3200 · Dorsey, Cheryl						
3300 · DuBois, Maurice						
Total 3300 · DuBois, Maurice						

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
3400 · Harvey, Peter - Equity						
Total 3400 · Harvey, Peter - Equity						
3500 · Krenitsky, Jane						
Total 3500 · Krenitsky, Jane						
3600 · Offutt, Jim						
Total 3600 · Offutt, Jim						
3700 · Treadwell, Peg						
Total 3700 · Treadwell, Peg						
3800 · Wilson, Robin						
Total 3800 · Wilson, Robin						
Capital Stock - Other						
Total Capital Stock - Other						
Total Capital Stock						
3000 · Opening Balance Equity						
Total 3000 · Opening Balance Equity						
Paid-In Capital - Additional						
3002 · Bachman, Virginia						
Total 3002 · Bachman, Virginia						
3003 · Knight, Hope						
Total 3003 · Knight, Hope						
3004 · Offutt, Jim						
Total 3004 · Offutt, Jim						
3005 · Reuben, Gloria						
Total 3005 · Reuben, Gloria						
3006 · Treadwell, Leah						
Total 3006 · Treadwell, Leah						
3007 · Wilson, Robin						
Total 3007 · Wilson, Robin						
Paid-In Capital - Additional - Other						
Total Paid-In Capital - Additional - Other						
Total Paid-In Capital - Additional						
3001 · Retained Earnings						
Total 3001 · Retained Earnings						
5002 · Meals and Entertainment						
5604 · Meals						
Total 5604 · Meals						
5002 · Meals and Entertainment - Other						
Total 5002 · Meals and Entertainment - Other						
Total 5002 · Meals and Entertainment						
5300 · Advertising						
5302 · Promotions						
Total 5302 · Promotions						
5300 · Advertising - Other						
Total 5300 · Advertising - Other						
Total 5300 · Advertising						
Ask Accounting						
Total Ask Accounting						

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
5020 · Miscellaneous Expense						
Total 5020 · Miscellaneous Expense						
General and Administrative						
5000 · Bank Service Charges						
5018 · Wire Fees						
Total 5018 · Wire Fees						
5021 · Monthly Bank Service Charges						
Total 5021 · Monthly Bank Service Charges						
5000 · Bank Service Charges - Other						
Check	01/04/2021	eft	Bank ofAmerica		1000 · ABE Ex...	18.00
Check	02/10/2021	eft	Bank ofAmerica		1000 · ABE Ex...	18.00
Check	02/10/2021	eft	Bank ofAmerica		1000 · ABE Ex...	16.00
Check	04/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	05/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	06/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	07/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	08/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	09/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	10/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	11/02/2021			Service Charge	1000 · ABE Ex...	16.00
Check	12/02/2021			Service Charge	1000 · ABE Ex...	16.00
Total 5000 · Bank Service Charges - Other						196.00
Total 5000 · Bank Service Charges						196.00
5001 · Dues and Subscriptions						
Total 5001 · Dues and Subscriptions						
Payroll Service Fees						
Total Payroll Service Fees						
5003 · Office Supplies						
Total 5003 · Office Supplies						
5004 · Postage and Delivery						
Total 5004 · Postage and Delivery						
5005 · Software						
Total 5005 · Software						
5007 · Business Tax Expense						
Total 5007 · Business Tax Expense						
5008 · Credit Card Fee						
Total 5008 · Credit Card Fee						
5009 · License and Fees						
Total 5009 · License and Fees						
5010 · Stationery & Printing						
Total 5010 · Stationery & Printing						
5006 · Charitable Contributions						
Total 5006 · Charitable Contributions						
General and Administrative - Other						
Total General and Administrative - Other						
Total General and Administrative						196.00
5103 · Insurance						
5100 · Health Insurance						
Total 5100 · Health Insurance						
5106 · Insurance - Errors & Omissions						
Total 5106 · Insurance - Errors & Omissions						

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit

5101 · Insurance - Liability
Total 5101 · Insurance - Liability

5104 · Workmans Comp
Total 5104 · Workmans Comp

5103 · Insurance - Other
Total 5103 · Insurance - Other

Total 5103 · Insurance

5102 · Interest Expense
Total 5102 · Interest Expense

Late Fee
Total Late Fee

Licenses
Total Licenses

5200 · Payroll
 5201 · Wages
 Total 5201 · Wages

 5202 · Payroll Taxes
  SUI (deleted)
  Total SUI (deleted)

  5202 · Payroll Taxes - Other
  Total 5202 · Payroll Taxes - Other

 Total 5202 · Payroll Taxes

 5203 · Payroll Fees
 Total 5203 · Payroll Fees

Salary
Total Salary

Staff Salaries
Total Staff Salaries

Exec Salary
Total Exec Salary

NYS and Local
Total NYS and Local

MCTM
Total MCTM

FUTA
Total FUTA

Medicare Tax
Total Medicare Tax

FICA
Total FICA

Federal Withholding Tax Expense
Total Federal Withholding Tax Expense

Income Tax Expense
Total Income Tax Expense

5301 · Insurance - Disability
Total 5301 · Insurance - Disability

NYS Unemploy Tax
Total NYS Unemploy Tax

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
Penalties						
Total Penalties						
5200 · Payroll - Other						
Total 5200 · Payroll - Other						
Total 5200 · Payroll						
5400 · Professional Fees						
5401 · Accounting/Bookkeeping						
Total 5401 · Accounting/Bookkeeping						
5402 · Legal						
Total 5402 · Legal						
5403 · Temporary Services						
Total 5403 · Temporary Services						
5404 · Accounting/CPA						
Total 5404 · Accounting/CPA						
5405 · Consultant						
Total 5405 · Consultant						
5400 · Professional Fees - Other						
Total 5400 · Professional Fees - Other						
Total 5400 · Professional Fees						
Professional Services						
Total Professional Services						
66900 · Reconciliation Discrepancies						
Total 66900 · Reconciliation Discrepancies						
5500 · Rent						
5502 · Studio						
Total 5502 · Studio						
5501 · Office Address						
Total 5501 · Office Address						
5500 · Rent - Other						
Total 5500 · Rent - Other						
Total 5500 · Rent						
5550 · Repairs and Maintenance						
Total 5550 · Repairs and Maintenance						
Robin Wilson (deleted)						
Total Robin Wilson (deleted)						
Taxes - Payroll (deleted)						
Total Taxes - Payroll (deleted)						
5602 · Travel						
5603 · Hotel & Lodging						
Total 5603 · Hotel & Lodging						
5600 · Local						
Total 5600 · Local						
5601 · Out of Town						
Total 5601 · Out of Town						
5602 · Travel - Other						
Total 5602 · Travel - Other						
Total 5602 · Travel						

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Type	Date	Num	Name	Memo	Split	Debit
5700 · Computer and Internet Expenses						
5701 · Computer Repair & maintenance						
Total 5701 · Computer Repair & maintenance						
5702 · Computer Repairs and Maint						
Total 5702 · Computer Repairs and Maint						
5703 · Web Design						
Total 5703 · Web Design						
5700 · Computer and Internet Expenses - Other						
Total 5700 · Computer and Internet Expenses - Other						
Total 5700 · Computer and Internet Expenses						
5800 · O/S Temp Help						
Total 5800 · O/S Temp Help						
5750 · Utilities						
Total 5750 · Utilities						
5959 · Depreciation Expense						
Total 5959 · Depreciation Expense						
6810 · Telephoner Expense						
6812 · Phone - Land Line						
Total 6812 · Phone - Land Line						
6811 · Phone - Cell						
Total 6811 · Phone - Cell						
6810 · Telephoner Expense - Other						
Total 6810 · Telephoner Expense - Other						
Total 6810 · Telephoner Expense						
Interest Earned						
Total Interest Earned						
8000 · Other Income						
Total 8000 · Other Income						
8175 · NJ Tax						
Total 8175 · NJ Tax						
8100 · Fed Taxes - IRS						
Total 8100 · Fed Taxes - IRS						
8105 · Other Expense						
Total 8105 · Other Expense						
8150 · NY State / City Taxes						
Total 8150 · NY State / City Taxes						
67950 · Prior Period Suspense Account						
Total 67950 · Prior Period Suspense Account						
Unidentified Expense						
Total Unidentified Expense						
No accnt						
Total no accnt						
TOTAL						534.00

9:05 AM

03/23/22

Accrual Basis

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.55
18.00	-17.45
	17.55
	47.55
18.00	29.55
16.00	13.55
	38.55
16.00	22.55
16.00	6.55
16.00	-9.45
	40.55
16.00	24.55
	72.55
16.00	56.55
	206.55
16.00	190.55
16.00	174.55
16.00	158.55
16.00	142.55
196.00	142.55
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	7,094.52
	7,094.52
	-5,746.00
	-5,746.00
	0.00
	0.00
	-238,110.31
	-238,110.31
	-630,075.85
	-91,938.82
	-91,938.82
	-60,400.00
	-60,400.00
	-107,491.00
	-107,491.00

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	-6,640.00
	-6,640.00
	-15,666.04
35.00	-15,701.04
30.00	-15,731.04
25.00	-15,756.04
50.00	-15,806.04
48.00	-15,854.04
150.00	-16,004.04
338.00	-16,004.04
	-347,939.99
	-347,939.99
	0.00
	0.00
338.00	-630,413.85
	-1,350.99
	-4,793.52
	-4,793.52
	2,850.00
	2,850.00
	4,102.01
	4,102.01
	-3,509.48
	-3,509.48
	-1,350.99
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	-58,860.12
	-20,604.00
	-20,604.00
	-38,355.60
	-38,355.60
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.00
	0.00
	46.48
	46.48
	53.00
	53.00
	0.00
	0.00
	-58,860.12
	-29,500.00
	-15,000.00
	-15,000.00
	-4,500.00
	-4,500.00
	-10,000.00
	-10,000.00
	0.00
	0.00
	-29,500.00
	250.00
	250.00
	250.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	250.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	-73,227.42
	-2,159.29
	-2,159.29
	0.00
	0.00
	-25,000.00
	-25,000.00

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	-10,582.08
	-10,582.08
	-10,000.00
	-10,000.00
	-25,000.00
	-25,000.00
	0.00
	0.00
	-486.05
	-486.05
	0.00
	0.00
	-73,227.42
	321,397.65
	321,397.65
	-205,254.48
	-30,547.80
	-30,547.80
	-982.46
	-982.46
	-10,928.13
	-10,928.13
	-25,000.00
	-25,000.00
	-1,061.24
	-1,061.24
	-136,734.85
	-136,734.85
	0.00
	0.00
	-205,254.48
	913,382.45
	913,382.45
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00

9:05 AM
03/23/22
Accrual Basis

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	18.00
	36.00
	52.00
	68.00
	84.00
	100.00
	116.00
	132.00
	148.00
	164.00
	180.00
	196.00
0.00	196.00
0.00	196.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
0.00	196.00
	0.00
	0.00
	0.00
	0.00
	0.00

9:05 AM
03/23/22
Accrual Basis

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00

9:05 AM
03/23/22
Accrual Basis

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00

A Blue Egg Corporate - A Holding Company
General Ledger
As of December 31, 2021

Credit	Balance
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
	0.00
534.00	0.00

A Blue Egg Corporate - A Holding Company
Profit & Loss
January through December 2021

	Jan 21	Feb 21	Mar 21	Apr 21	May 21	Jun 21	Jul 21	Aug 21	Sep 21
Ordinary Income/Expense									
Expense									
General and Administrative	18.00	34.00	0.00	16.00	16.00	16.00	16.00	16.00	16.00
Total Expense	18.00	34.00	0.00	16.00	16.00	16.00	16.00	16.00	16.00
Net Ordinary Income	-18.00	-34.00	0.00	-16.00	-16.00	-16.00	-16.00	-16.00	-16.00
Net Income	**-18.00**	**-34.00**	**0.00**	**-16.00**	**-16.00**	**-16.00**	**-16.00**	**-16.00**	**-16.00**

A Blue Egg Corporate - A Holding Company
Profit & Loss
January through December 2021

	Oct 21	Nov 21	Dec 21	TOTAL
Ordinary Income/Expense				
Expense				
General and Administrative	16.00	16.00	16.00	196.00
Total Expense	16.00	16.00	16.00	196.00
Net Ordinary Income	-16.00	-16.00	-16.00	-196.00
Net Income	**-16.00**	**-16.00**	**-16.00**	**-196.00**

A Blue Egg Corporate - A Holding Company
Trial Balance
As of December 31, 2021

	Dec 31, 21	
	Debit	Credit
1000 · ABE Exp Acct - No 5775	142.55	
1001 · ABE Money Market No- 5083	0.00	
1002 · ABE Payroll Account - 8344	0.00	
1003 · Petty Cash	0.00	
1100 · Furniture and Fixtures	7,094.52	
1150 · Accumulated Depreciation		5,746.00
1200 · Security Deposit	0.00	
2000 · Accounts Payable		238,110.31
Inter-Co Account Transactions:DUE TO/FROM		91,938.82
Inter-Co Account Transactions:2403 · Due To/From RWD (8360)		60,400.00
Inter-Co Account Transactions:2402 · Due To/From RWH (0749)		107,491.00
Inter-Co Account Transactions:2401 · Due To/From RWH (6535)		6,640.00
Inter-Co Account Transactions:2400 · Due To/From RWH (2051)		16,004.04
Inter-Co Account Transactions:2322 · Due To/From Inter-Companies		347,939.99
Shareholder Loan - RW		3,509.48
Shareholder Loan - RW:Loan from Robin Wilson		4,793.52
Shareholder Loan - RW:3900 · Shareholder Distributions	2,850.00	
Shareholder Loan - RW:Owners Draw	4,102.01	
Other Current Liabilities:Patterson Belknap Webb & Tyler	0.00	
Other Current Liabilities:Garvey Schubert Barer	0.00	
Other Current Liabilities:Salibello & Broder	0.00	
Payroll Liabilities:2001-A · IRS Abated Portion		20,604.00
Payroll Liabilities:2001 · Federal Taxes (941/944)		38,355.60
Payroll Liabilities:Federal Unemployment (940)	0.00	
Payroll Liabilities:Health Insurance	0.00	
Payroll Liabilities:2004 · NYS Employment Taxes	46.48	
Payroll Liabilities:NYS Income Tax	53.00	
Loans From Stockholders:2300 · Treadwell, Leah		15,000.00
Loans From Stockholders:2200 · Nora Ryan		4,500.00
Loans From Stockholders:2100 · Knight, Hope		10,000.00
Accrued Interest:Bachman	250.00	
RK YR END ADJ-Suspense acct	0.00	
Capital Stock:3100 · Bachman, Virginia		2,159.29
Capital Stock:3200 · Dorsey, Cheryl	0.00	
Capital Stock:3300 · DuBois, Maurice		25,000.00
Capital Stock:3400 · Harvey, Peter - Equity		10,582.08
Capital Stock:3500 · Krenitsky, Jane		10,000.00
Capital Stock:3600 · Offutt, Jim		25,000.00
Capital Stock:3700 · Treadwell, Peg	0.00	
Capital Stock:3800 · Wilson, Robin		486.05
3000 · Opening Balance Equity	321,397.65	
Paid-In Capital - Additional:3002 · Bachman, Virginia		30,547.80
Paid-In Capital - Additional:3003 · Knight, Hope		982.46
Paid-In Capital - Additional:3004 · Offutt, Jim		10,928.13
Paid-In Capital - Additional:3005 · Reuben, Gloria		25,000.00
Paid-In Capital - Additional:3006 · Treadwell, Leah		1,061.24
Paid-In Capital - Additional:3007 · Wilson, Robin		136,734.85
3001 · Retained Earnings	913,382.45	
General and Administrative:5000 · Bank Service Charges	196.00	
TOTAL	**1,249,514.66**	**1,249,514.66**

RW Home LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
1007 · RWH - Bank Of America-# 2051	6,779.77
Total Checking/Savings	6,779.77
Other Current Assets	
Amortization	-5,990.00
Inventory - Clean Design Books	11,000.00
Loan To Stockholders	4,899.29
Total Other Current Assets	9,909.29
Total Current Assets	16,689.06
Fixed Assets	
1102 · Furniture and Equipment	533.08
1850 · Accumulated Depreciation	-836.00
Total Fixed Assets	-302.92
TOTAL ASSETS	**16,386.14**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	29,929.59
Total Accounts Payable	29,929.59
Credit Cards	
2012 · Bank Of Amer....Endg # 8303	3,970.94
Total Credit Cards	3,970.94
Other Current Liabilities	
Due To/ From Inter-Companies	-322,115.30
Loan - Cheryl Dorsey	19,000.00
Loan - Jo Anne Wilson	8,176.96
Loan - Rory/Sprout	1,000.00
Loan Due-Cabot Capitol	8,000.00
Total Other Current Liabilities	-285,938.34
Total Current Liabilities	-252,037.81
Total Liabilities	-252,037.81
Equity	
Owner Draw	-231,662.97
3000 · Opening Balance Equity	152.89
3008 · Members Equity	456,446.60
Net Income	43,487.43
Total Equity	268,423.95
TOTAL LIABILITIES & EQUITY	**16,386.14**

RW Home LLc
Financial commentary
Dec 31,2021

2021 was a pivotol year for RW Home as we penetrate the retail market in hopes of increased revenue and diverse product offerings in 2022 and beyond.

Our 2021 revenues were $181K as compared to $134K in 2020 reflecting a $47K or 34% increase over the proior year.

$000's	2021	2020	Change
Sales	$181	$134	$47

Operating expenses in 2021 were $92K as compared to $43K in 2020,reflecting an increase of $49K over 2020.

The increased expenses were primarily in Public Relations,Media advertising and outside consulting to help prepare and advertise our products to the new marketplace.

$000's	2021	2020	Change
Pub Relations/Advertising	$70	$32	$38
Al other Expenses	22	11	$11
Total expenses	$92	$43	$49

Before tax profit was $45K as compared to $23K in 2021,showing an increase of $21K or 90% over the previouse year.

$000's	2021	2020	Change
Prifte B 4 Tax	$45	$24	$21

Our 1Q2022 revenues are continuing the same trend we experienced in 2021 and are on track to exceed 2021 by a large margin.

RW Home LLC
Profit & Loss
January through December 2021

	TOTAL
Ordinary Income/Expense	
Income	
Income	
4000 · Design-Interior	108,488.77
4016 · Online Retail	
4016-03 · Shopify	19,868.67
4016-04 · Square Online	12,515.40
4016-02 · Amazon	1,200.84
Total 4016 · Online Retail	33,584.91
4005 · Licensing/Royalty Fees	11,921.03
4002 · Consulting Income	10,918.39
4001 · Products & Merchandise Sales	9,362.16
4012 · Reimbursable Expenses	3,621.99
4020 · Other	3,115.07
Total Income	181,012.32
Total Income	181,012.32
Cost of Goods Sold	
Cost of Goods Sold	
4205 · COGS/Retail Sales	
4205 · COGS/Retail Sales - Other	24,552.31
4205-01 · Amazon	4,037.08
4205-03 · Square	1,599.76
4205-02 · Shopify	-1,432.47
Total 4205 · COGS/Retail Sales	28,756.68
4206 · Retail Store	8,042.03
4204 · Freight	4,119.37
4207 · Printing	878.51
Cost of Goods Sold - Other	425.63
4201 · Interior Design/Purchases	404.57
5010 · Blueprints and Reproduction	403.01
4203 · Vendor Services	189.87
Total Cost of Goods Sold	43,219.67
Total COGS	43,219.67
Gross Profit	137,792.65
Expense	
5300 · PR/Media/Advertising	
5301 · Public Relations	26,816.67
5304 · Marketing Expense	14,539.00
5305 · Social Media	
5305 · Social Media - Other	6,619.15
Pinterest	26.45
YouTube	14.96
Total 5305 · Social Media	6,660.56
5306 · Publishing	
5306-01 · Book/Kennedy Green House	1,044.50
5306 · Publishing - Other	100.00
Total 5306 · Publishing	1,144.50
5302 · Promotions	
5302-02 · Grooming / Wardrobe	1,098.24
Total 5302 · Promotions	1,098.24
Total 5300 · PR/Media/Advertising	50,258.97

RW Home LLC
Profit & Loss
January through December 2021

	TOTAL
5400 · Professional Fees	
5400-01 · Accounting/Bookkeeping	19,768.43
5400-03 · Consulting-Strategic	1,612.98
5400-02 · Legal	400.00
Total 5400 · Professional Fees	21,781.41
5000 · General and Administrative	
5003 · Office Supplies	3,300.18
5018 · Business Licenses and Permits	3,277.00
5006 · Bank Service Charges	
5006-04 · Monthly Bank Service Charges	1,264.47
5006-01 · Merchant Acct Fees	777.17
5006-03 · Overdraft Fees	0.00
5006 · Bank Service Charges - Other	-169.00
Total 5006 · Bank Service Charges	1,872.64
5004 · Postage and Delivery	912.32
5016 · Printing/Reproductions	326.97
5002 · Meals and Entertainment	295.62
5001 · Dues and Subscriptions	199.50
Total 5000 · General and Administrative	10,184.23
5700 · Computer and Internet Expenses	
5700-03 · Computer/GoDaddy Web Site	3,432.44
5700-02 · Computer/Repairs, Maintenance	963.86
5700-01 · Computer/Web Design	273.89
5700 · Computer and Internet Expenses - Other	161.03
Total 5700 · Computer and Internet Expenses	4,831.22
5500 · Rent	
5500-01 · Office Rent-230 Park Ave	3,401.26
Total 5500 · Rent	3,401.26
5750 · Utilities	
5750-03 · Telephone Expense	2,408.98
5750-02 · Power	340.95
Total 5750 · Utilities	2,749.93
Automobile expense	505.84
5100 · Insurance	
5100-02 · Health Insurance	503.62
Total 5100 · Insurance	503.62
5550 · Repairs and Maintenance	156.14
5600 · Travel	
5600-01 · Travel/National	76.00
5600-06 · Travel/Airfare,Train, Car Svc	50.05
Total 5600 · Travel	126.05
Total Expense	94,498.67
Net Ordinary Income	43,293.98
Other Income/Expense	
Other Income	
8020 · Other Income	418.37
Total Other Income	418.37

RW Home LLC
Profit & Loss
January through December 2021

	TOTAL
Other Expense	
8015 · Fed,State,NYC - Taxes	224.92
Total Other Expense	224.92
Net Other Income	193.45
Net Income	**43,487.43**